SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 31, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires -  Argentina, October 31, 2025 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:IRS;BYMA:IRSA), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on October 30, 2025

FIRST ITEM: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
It was resolved, by majority vote, to authorize the appointment of the representatives of shareholders ANSES-FGS and CRESUD S.A.C.I.F. Y A. (“CRESUD”) for them to approve and sign the meeting’s minutes together with the chairman.

SECOND ITEM: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote, to approve the documents contemplated in section 234, paragraph 1, of Argentine General Companies Law no. 19,550 (“AGCL”) for the fiscal year ended June 30, 2025.

THIRD ITEM: CONSIDERATION OF THE FINANCIAL RESULT FOR THE FISCAL YEAR ENDED JUNE 30, 2025, AMOUNTING A PROFIT OF $ 195,677,675,452.86 (ONE HUNDRED NINETYFIVE BILLION SIX HUNDRED SEVENTY-SEVEN MILLION SIX HUNDRED SEVENTY-FIVE THOUSAND FOUR HUNDRED FIFTY-TWO PESOS WITH 86/100). CONSIDERATION OF THE DISTRIBUTION OF DIVIDENDS PAYABLE IN CASH AND/OR IN KIND FOR UP TO $ 164,000,000,000 (ONE HUNDRED SIXTY-FOUR BILLION PESOS).
It was resolved, by majority vote that from the net income for the fiscal year, which amounted to ARS 195,677,675,452.86 (one hundred ninety-five billion six hundred seventy-seven million six hundred seventy-five thousand four hundred fifty-two pesos with eighty-six cents), and which, restated as of the date of the Meeting, amounts to ARS 207,356,244,929.26 (two hundred seven billion three hundred fifty-six million two hundred forty-four thousand nine hundred twenty-nine pesos with twentysix cents):
(i)
That 5% of the restated net income, equivalent to ARS 10,367,812,246.46 (ten billion three hundred sixty-seven million eight hundred twelve thousand two hundred forty-six pesos with forty-six cents), be allocated to the legal reserve.
(ii)
That a cash dividend be distributed to the shareholders in proportion to their shareholdings, in the amount of ARS 164,000,000,000 (one hundred sixty-four billion pesos), which, restated according to the index previously mentioned by the Chair, amounts to ARS 173,787,960,684.31 (one hundred seventy-three billion seven hundred eighty-seven million nine hundred sixty thousand six hundred eighty-four pesos with thirty-one cents), delegating to the Board of Directors the implementation of its payment within the legal time limits.
(iii)
That the remaining balance of the net income for the fiscal year, after deducting the legal reserve and the dividend, amounting to ARS 23,200,471,998.49 (twenty-three billion two hundred million four hundred seventy-one thousand nine hundred ninety-eight pesos with forty-nine cents), be allocated to a discretionary reserve called “special reserve”, which may be used for future dividend distributions, share repurchases, and/or new projects related to the Company’s business plan, delegating to the Board of Directors the timing of its implementation based on the aforementioned purposes and, if applicable, the payment thereof in case a dividend distribution is decided

FOURTH ITEM: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2025
It was resolved, by majority vote, to approve the performance of the Board of Directors for the fiscal year ended June 30, 2025, with respect to each of its members, as well as the performance of the Directors who also serve as members of the Audit and Executive Committees, for the activities carried out during the fiscal year under consideration.

FIFTH ITEM: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote, to approve the performance of the Supervisory Committee for the fiscal year ended June 30, 2025.

SIXTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS $ 18,192,594,071.06 (TOTAL COMPENSATION) IN EXCESS OF ARS 7,988,274,783.50 OVER THE FIVE PERCENT (5%) LIMIT OF ACCRUED PROFITS PURSUANT TO SECTION 261 OF LAW NO. 19,550 AND RELATED REGULATIONS, IN VIEW OF THE PROPOSED DIVIDEND DISTRIBUTION
It was resolved, by majority vote: (I) to approve the compensation of the Board of Directors of the Company for a total amount of ARS 18,192,594,071.06 (eighteen billion one hundred ninety-two million five hundred ninety-four thousand seventy-one pesos with six cents) corresponding to the fiscal year ended June 30, 2025. Such compensation includes technical and administrative functions performed by the Directors and is consistent with reasonable standards for executive compensation, taking into account the technical, operational, and business expertise of the Board members, their commitment to their duties, and comparable market practices in companies of similar size, all in accordance with the corporate governance practices established in the Company’s Corporate Governance Code; and (II) to authorize the Board of Directors to (i) proceed with the timely allocation and distribution of such compensation in accordance with the specific duties performed by its members, and (ii) make monthly advance payments of directors’ fees, ad referendum of the next Ordinary Shareholders’ Meeting.

SEVENTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR $ 31,559,086 (THIRTY-ONE MILLION FIVE HUNDRED FIFTY-NINE THOUSAND EIGHTY-SIX PESOS, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote, to pay the Supervisory Committee a total amount of ARS 31,559,086 (thirty-one million five hundred fifty-nine thousand eighty-six pesos) for the tasks performed during the fiscal year ended June 30, 2025, delegating to the Supervisory Committee itself the individual allocation of such amount.

EIGHTH ITEM: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, AND DETERMINATION OF THEIR TERMS OF OFFICE FOR UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAW.
 It was resolved, by majority vote: (i) to maintain at twelve (12) the number of Regular Directors and to set at two (2) the number of Alternate Directors; (ii) to renew the appointments of Alejandro Gustavo Elsztain, David Williams, María Julia Bearzi, and Liliana de Nadai as Regular Directors for a three-year term, i.e., until June 30, 2028; and (iii) not to renew the position of the Alternate Director whose term of office expires. It is hereby recorded that Mr. Alejandro Gustavo Elsztain, Regular Director, qualifies as nonindependent, and that Mr. David Williams, Ms. María Julia Bearzi, and Ms. Liliana de Nadai, Regular Directors, qualify as independent, all in accordance with Section 11, Chapter III, Title II of the CNV rules (2013 revision).

NINETH ITEM: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
It was resolved, by majority vote, to approve: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as regular members of the Supervisory Committee, and Messrs. Juan Renna and Martín Ghirardotti and Ms. Paula Sotelo as alternate members of the Supervisory Committee for a term of one fiscal year, putting on record that, pursuant to the CNV Rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under Section 33 of the AGCL; and (ii) that authorization be granted to the proposed members of the Supervisory Committee to discharge duties in such capacity in other companies pursuant to the provisions of Sections 273 and 298 of the AGCL.

TENTH ITEM: APPOINTMENT OF CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDING JUNE 30, 2026.
It was resolved, by majority vote, to approve the appointment, as certifying accountants for the fiscal year ending June 30, 2026, of: (a) PRICEWATERHOUSE & Co., member firm of PricewaterhouseCoopers, with Mr. Carlos Martín Barbafina as Regular External Auditor and Mr. Andrés Suárez as Alternate External Auditor; and (b) Estudio Lisicki, Litvin Auditores S.A., with Mr. José Daniel Abelovich as Regular External Auditor and Messrs. Alejandro Javier De Simone and Ms. Paula Andrea Sotelo as Alternate External Auditors.

ELEVENTH ITEM: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANTS FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
It was resolved, by majority vote, to approve fees in the amount of ARS 785,998,870 (seven hundred eighty-five million nine hundred ninety-eight thousand eight hundred seventy pesos) for the tasks performed by the certifying accountants for the fiscal year ended June 30, 2025.

TWELFTH ITEM: TREATMENT OF THE AMOUNTS PAID AS PERSONAL ASSETS TAX BY THE COMPANY ACTING AS SUBSTITUTE RESPONSIBLE PARTY ON BEHALF OF THE SHAREHOLDERS.
It was resolved, by majority vote, that the amounts previously paid by the Company as substitute taxpayer on behalf of the shareholders, totaling ARS 1,800,111,736.16 (one billion eight hundred million one hundred eleven thousand seven hundred thirty-six pesos with sixteen cents), be fully absorbed by the Company.

THIRTEENTH ITEM: CONSIDERATION OF THE SUBSCRIPTION OF AN ADDENDUM TO THE WARRANT AGREEMENT DATED APRIL 29, 2021, AS AMENDED ON SEPTEMBER 17, 2021 (THE “WARRANT AGREEMENT”), EXECUTED WITHIN THE FRAMEWORK OF THE CAPITAL INCREASE AUTHORIZED BY THE ARGENTINE SECURITIES COMMISSION BASED ON THE ISSUANCE PROSPECTUS PUBLISHED ON APRIL 12, 2021, BETWEEN THE COMPANY AND COMPUTERSHARE, INC. AND COMPUTERSHARE TRUST COMPANY, N.A., TO INCORPORATE THE POSSIBILITY OF EXERCISING THE OPTIONS TO SUBSCRIBE SHARES WITHOUT CASH PAYMENT, THROUGH THE DELIVERY OF SHARES FOR THE DIFFERENTIAL AMOUNT BETWEEN THE EXERCISE VALUE WITH CASH PAYMENT AND THE EQUIVALENT MARKET VALUE. DELEGATION TO THE BOARD OF DIRECTORS FOR ITS IMPLEMENTATION WITH THE BROADEST POWERS.
It was resolved, by majority vote, to approve: (i) the execution of an addendum to the Warrant Agreement introducing the cashless exercise alternative (except for the payment of the par value of the shares), that is, allowing the delivery of shares for an amount equal to the difference between the exercise price of such options with cash payment and the equivalent market value of the shares, net of the payment of their par value. The purpose of this amendment is to include an additional exercise alternative for the warrant holders, under which no cash payment is required (except for the payment of the par value of the shares). This alternative implies a lower number of shares to be issued by the Company if investors choose to exercise their options in this manner, thus resulting in less dilution for the other shareholders of the Company due to the exercise of such options under this modality. It is expressly stated that the inclusion of the cashless exercise alternative (except for the payment of the par value of the shares) does not affect the right of the beneficiaries to exercise their options through the other methods provided for in the Warrant Agreement but rather is added as an additional alternative. It is also recorded that the proposed modality does not affect the economic rights of the other shareholders. This alternative also avoids an increased trading volume and fluctuations in the prices of the Company’s warrants and shares that could otherwise arise from arbitrage opportunities or share sales made to fund the exercise of options, which might negatively affect their market quotations; and (ii) to delegate to the Board of Directors of the Company and/or to such persons as it may designate, the implementation of the necessary amendments to the Warrant Agreement, the establishment of the terms for the exercise of the options under this modality, the determination of the exercise methodology based on market conditions, and the execution of all actions, negotiations, and/or the setting of any other terms and conditions that may be necessary or advisable for the implementation of the proposed process..

FOURTEENTH ITEM: CONSIDERATION OF THE ANNUAL BUDGET FOR THE IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN.
It was resolved, by majority vote, to approve a budget of ARS 2,100,000 for the implementation of the Annual Plan of the Company’s Audit Committee.

FIFTEENTH ITEM: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
It was resolved, by majority vote, to approve the appointment of attorneys Mmes. María Laura Barbosa, Carolina Zang, María Angélica Grisolía, Lucila Huidobro, Pilar Isaurralde, Nadia Dib, Gaston Di Iorio and Gonzalo Sifon, and Ms. Andrea Muñoz, so that, acting individually and separately, they may carry out all such actions and/or formalities as may be required to secure authorization and/or registration of the resolutions adopted at this Shareholders’ Meeting by the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Caja de Valores S.A., and the General Inspection of Corporations, with powers to file applications, sign briefs, accept and implement changes, be served notice, answer notices and/or objections, be served notice of resolutions, publish legal notices, and carry out all such ancillary acts as may be required in connection with the authorization and/or registration referred to above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

October 31, 2025	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets